Exhibit 99.1

December 3, 2007
CONFIDENTIAL

Amarin Corporation plc
7 Curzon Street
London W1J 5HG, England
Attn:  Alan Cooke, CFO

Dear Alan:

This letter (the “Agreement”) constitutes the agreement between Rodman & Renshaw, LLC (“R&R” or the “Placement Agent”) and Amarin Corporation plc (the “Company”), that R&R shall serve as the exclusive placement agent for the Company, on a “reasonable best efforts” basis, in connection with the proposed placement (the “Placement”) of ordinary shares, ₤0.05 par value per share, of the Company (each, a “Share”), each Share represented by one American Depositary Share (“ADS”), evidenced by one American Depositary Receipt (“ADR”), and (ii) warrants to purchase Shares, each Ordinary Share represented by one ADS, evidenced by one ADR (the Shares and such warrants collectively, the “Securities”).  R&R shall be authorized to utilize sub-placement agents and/or selected dealers in its discretion (provided that the use of any sub-placement agent and/or selected dealers by Rodman shall not increase any fees or expenses payable by the Company under this Agreement or release R&R from its obligations under this Agreement) in compliance with applicable rules and regulations.  The terms of such Placement and the Securities shall be mutually agreed upon by the Company and the purchasers (each, a “Purchaser” and collectively, the “Purchasers”) and nothing herein provides R&R with any power or authority to bind the Company or any Purchaser or obligates the Company to issue any Securities or complete the Placement.  This Agreement and the documents executed and delivered by the Company and the Purchasers in connection with the Placement shall be collectively referred to herein as the “Transaction Documents.”  The date of the closing of the Placement shall be referred to herein as the “Closing Date.”  The Company expressly acknowledges and agrees that R&R’s obligations hereunder are on a reasonable best efforts basis only and that the execution of this Agreement does not constitute a commitment by R&R to purchase the Securities and does not ensure the successful placement of the Securities or any portion thereof or the success of R&R with respect to securing any other financing on behalf of the Company.

I.  COMPENSATION AND OTHER FEES.

A.  As compensation for the services provided by R&R hereunder, the Company agrees to pay to R&R a cash fee payable immediately upon the closing of the Placement equal to 5% of the aggregate gross proceeds raised from the placement of the Securities; provided that in the case of those investors listed on Schedule A hereto, the cash fee shall equal 2.5% of the aggregate gross proceeds raised from such investors.

B.  The Company also agrees to reimburse R&R’s reasonable, out-of-pocket expenses (with supporting invoices/receipts) if the Placement is consummated.  If the Placement is not consummated (i) due to the occurrence of any event specified in subsection 8(F) or because of any refusal, inability or failure on the part of the Company to perform any agreement herein or to comply with any provision hereof, in each case such expenses shall not exceed $50,000 without prior written consent of the Company, or (ii) if the Placement is not consummated for any other reason not mentioned in (i) above, then such expenses shall not exceed $10,000 without prior written consent of the Company.  Such reimbursement shall be payable immediately upon the closing of the Placement or within a reasonable time after any other termination of this Agreement.

II.  REGISTRATION STATEMENT.

           The Company represents and warrants to, and agrees with, the Placement Agent that:

A.  The Company has filed with the Securities and Exchange Commission (the “Commission”) a registration statement on Form F-3 (Registration File No. 333-135718) under the Securities Act of 1933, as amended (the “Securities Act”), which became effective on August 2, 2006, for the registration under the Securities Act of the Shares.  At the time of such filing, the Company met the requirements of Form F-3 under the Securities Act.  Such registration statement meets the requirements set forth in Rule 415(a)(1)(x) under the Securities Act and complies with said Rule.  The Company will file with the Commission pursuant to Rule 424(b) under the Securities Act, and the rules and regulations (the “Rules and Regulations”) of the Commission promulgated thereunder, a supplement to the form of prospectus included in such registration statement relating to the placement of the Shares, the plan of distribution thereof and all further information (financial and other) with respect to the Company required to be set forth therein. Such registration statement, including the exhibits thereto, as amended at the date of this Agreement, is hereinafter called the “Registration Statement”; such prospectus in the form in which it appears in the Registration Statement is hereinafter called the “Base Prospectus”; and the supplemented form of prospectus, in the form in which it will be filed with the Commission pursuant to Rule 424(b) (including the Base Prospectus as so supplemented) is hereinafter called the “Prospectus Supplement.”  Any reference in this Agreement to the Registration Statement, the Base Prospectus or the Prospectus Supplement shall be deemed to refer to and include the documents incorporated by reference therein (the “Incorporated Documents”) pursuant to Item 9 of Form F-3 which were filed under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on or before the date of this Agreement, or the issue date of the Base Prospectus or the Prospectus Supplement, as the case may be; and any reference in this Agreement to the terms “amend,” “amendment” or “supplement” with respect to the Registration Statement, the Base Prospectus or the Prospectus Supplement shall be deemed to refer to and include the filing of any document under the Exchange Act after the date of this Agreement, or the issue date of the Base Prospectus or the Prospectus Supplement, as the case may be, deemed to be incorporated therein by reference. All references in this Agreement to financial statements and schedules and other information which is “contained,” “included,” “described,” “referenced,” “set forth” or “stated” in the Registration Statement, the Base Prospectus or the Prospectus Supplement (and all other references of like import) shall be deemed to mean and include all such financial statements and schedules and other information which is or is deemed to be incorporated by reference in the Registration Statement, the Base Prospectus or the Prospectus Supplement, as the case may be.  No stop order suspending the effectiveness of the Registration Statement or the use of the Base Prospectus or the Prospectus Supplement has been issued, and no proceeding for any such purpose is pending or has been initiated or, to the Company's knowledge, is threatened by the Commission. For purposes of this Agreement, “free writing prospectus” has the meaning set forth in Rule 405 under the Securities Act and the “Time of Sale Prospectus” means the preliminary prospectus, if any, together with the free writing prospectuses, if any, used in connection with the Placement, including any documents incorporated by reference therein.

B.  The Registration Statement (and any further documents to be filed with the Commission) contains all exhibits and schedules as required by the Securities Act.  Each of the Registration Statement and any post-effective amendment thereto, at the time it became effective, complied in all material respects with the Securities Act and the Exchange Act and the applicable Rules and Regulations and did not and, as amended or supplemented, if applicable, will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading. The Base Prospectus, the Time of Sale Prospectus, if any, and the Prospectus Supplement, each as of its respective date, complied in all material respects with the Securities Act and the Exchange Act and the applicable Rules and Regulations. Each of the Base Prospectus, the Time of Sale Prospectus, if any, and the Prospectus Supplement, as amended or supplemented, did not and will not contain as of the date thereof any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Incorporated Documents, when they were filed with the Commission, conformed in all material respects to the requirements of the Exchange Act and the applicable Rules and Regulations, and none of such documents, when they were filed with the Commission, contained any untrue statement of a material fact or omitted to state a material fact necessary to make the statements therein (with respect to Incorporated Documents incorporated by reference in the Base Prospectus or Prospectus Supplement), in light of the circumstances under which they were made not misleading; and any further documents so filed and incorporated by reference in the Base Prospectus, the Time of Sale Prospectus, if any, or Prospectus Supplement, when such documents are filed with the Commission, will conform in all material respects to the requirements of the Exchange Act and the applicable Rules and Regulations, as applicable, and will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. No post-effective amendment to the Registration Statement reflecting any facts or events arising after the date thereof which represent, individually or in the aggregate, a fundamental change in the information set forth therein is required to be filed with the Commission.  There are no documents required to be filed with the Commission in connection with the transaction contemplated hereby that (x) have not been filed as required pursuant to the Securities Act or (y) will not be filed within the requisite time period. There are no contracts or other documents required to be described in the Base Prospectus, the Time of Sale Prospectus, if any, or Prospectus Supplement, or to be filed as exhibits or schedules to the Registration Statement, which have not been described or filed (including any description or filing made through incorporation by reference of the SEC Reports (as defined in subsection 3(G)) as required.

C.  The Company is eligible to use free writing prospectuses in connection with the Placement pursuant to Rules 164 and 433 under the Securities Act.  Any free writing prospectus that the Company is required to file pursuant to Rule 433(d) under the Securities Act has been, or will be, filed with the Commission in accordance with the requirements of the Securities Act and the applicable rules and regulations of the Commission thereunder.  Each free writing prospectus that the Company has filed, or is required to file, pursuant to Rule 433(d) under the Securities Act or that was prepared by or behalf of or used by the Company complies or will comply in all material respects with the requirements of the Securities Act and the applicable rules and regulations of the Commission thereunder.  The Company will not, without the prior consent of the Placement Agent, prepare, use or refer to, any free writing prospectus in connection with the Placement.

D.  the Company has delivered, or will as promptly as practicable deliver, to the Placement Agent complete conformed copies of the Registration Statement and of each consent and certificate of experts, as applicable, filed as a part thereof, and conformed copies of the Registration Statement (without exhibits), the Base Prospectus, the Time of Sale Prospectus, if any, and the Prospectus Supplement, as amended or supplemented, in such quantities and at such places as the Placement Agent reasonably requests.  Neither the Company nor any of its directors and officers has distributed and none of them will distribute, prior to the Closing Date, any offering material in connection with the offering and sale of the Shares other than the Base Prospectus, the Time of Sale Prospectus, if any, the Prospectus Supplement, the Registration Statement, copies of the documents incorporated by reference therein and any other materials permitted by the Securities Act.

III.  REPRESENTATIONS AND WARRANTIES.  The Company hereby makes the representations and warranties set forth below to the Placement Agent.

A.  Organization and Qualification.  All of the direct and indirect subsidiaries (individually, a “Subsidiary”) of the Company are set forth on in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2006.  The Company owns, directly or indirectly, all of the capital stock or other equity interests of each Subsidiary free and clear of any “Liens” (which for purposes of this Agreement shall mean a lien, charge, security interest, encumbrance, right of first refusal, preemptive right or similar restriction), and all the issued and outstanding shares of capital stock of each Subsidiary are validly issued and are fully paid, non-assessable and free of preemptive and similar rights to subscribe for or purchase securities.  The Company is duly incorporated and validly existing under the laws of England and Wales, with the requisite power and authority to own and use its properties and assets and to carry on its business as currently conducted.  Neither the Company nor any Subsidiary is in violation or default of any of the provisions of its respective certificate or articles of incorporation, bylaws or other organizational or charter documents.  The Company is duly qualified to conduct business as a foreign corporation in each United States jurisdiction in which the nature of the business conducted or property owned by it makes such qualification necessary, except where the failure to be so qualified or in good standing, as the case may be, could not reasonably be expected to have (i) a material adverse effect on the legality, validity or enforceability of any Transaction Document, (ii) a material adverse effect on the results of operations, assets, business, or financial condition of the Company and the Subsidiaries, taken as a whole, or (iii) a material adverse effect on the Company’s ability to perform in any material respect on a timely basis its obligations under any Transaction Document (any of (i), (ii) or (iii), a “Material Adverse Effect”) and no “Proceeding” (which for purposes of this Agreement shall mean any action, claim, suit, investigation or proceeding (including, without limitation, an investigation or partial proceeding, such as a deposition), whether commenced or threatened) has been instituted in any such jurisdiction revoking, limiting or curtailing or seeking to revoke, limit or curtail such power and authority or qualification.  Each Subsidiary is duly incorporated or otherwise organized and validly existing under the laws of the jurisdiction of its incorporation or organization (as applicable), with the requisite power and authority to own and use its properties and assets and to carry on its business as currently conducted.  Each Subsidiary is duly qualified to conduct business as a foreign corporation or other entity in each United States jurisdiction in which the nature of the business conducted or property owned by it makes such qualification necessary, except where the failure to be so qualified or in good standing, as the case may be, could not reasonably be expected to have a Material Adverse Effect.

B.  Authorization; Enforcement.  The Company has the requisite corporate power and authority to enter into and to consummate the transactions contemplated by each of the Transaction Documents and otherwise to carry out its obligations hereunder and thereunder.  The execution and delivery of each of the Transaction Documents by the Company and the consummation by it of the transactions contemplated thereby have been duly authorized by all necessary action on the part of the Company and no further action is required by the Company, its board of directors or its stockholders in connection therewith other than in connection with the “Required Approvals” (as defined in subsection 3(D) below).  Each Transaction Document has been (or upon delivery will have been) duly executed by the Company and, when delivered in accordance with the terms hereof and thereof, will constitute the valid and binding obligation of the Company; each Transaction Document shall be enforceable against the Company in accordance with its terms except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies and (iii) rights to indemnity and contribution may be limited by applicable law or public policy.

C.  No Conflicts.  The execution, delivery and performance of the Transaction Documents by the Company, the issuance and sale of the Securities and the consummation by the Company of the other transactions contemplated hereby and thereby do not and will not (i) conflict with or violate any provision of the Company’s or any Subsidiary’s certificate or articles of incorporation, bylaws or other organizational or charter documents, or (ii) conflict with, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, result in the creation of any Lien upon any of the properties or assets of the Company or any Subsidiary, or give to others any rights of termination, amendment, acceleration or cancellation (with or without notice, lapse of time or both) of, any agreement, credit facility, debt or other instrument (evidencing a Company or Subsidiary debt or otherwise) or, to our knowledge, other understanding to which the Company or any Subsidiary is a party or by which any property or asset of the Company or any Subsidiary is bound or affected, or (iii) subject to the Required Approvals, conflict with or result in a violation of any law, rule, regulation, order, judgment, injunction, decree or other restriction of any court or governmental authority to which the Company or a Subsidiary is subject (including federal and state securities laws and regulations), or by which any property or asset of the Company or a Subsidiary is bound or affected; except in the case of each of clauses (ii) and (iii), such as could not  reasonably be expected to result in a Material Adverse Effect.

D.  Filings, Consents and Approvals.  The Company is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority or other “Person” (defined as an individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or subdivision thereof) or any Trading Market (as defined in subsection 3(E) below)) in connection with the execution, delivery and performance by the Company of the Transaction Documents, other than such filings as are required to be made under applicable securities  laws of England and Wales, the Republic of Ireland and U.S. Federal and state securities laws, the listing of the ADS on the Nasdaq Capital Market and the Common Stock on the AIM Market of the London Stock Exchange and the IEX Market of the Irish Stock Exchange and any notification filing related thereto, or under the rules and regulations of the Financial Industry Regulatory Authority (“FINRA”) (collectively, the “Required Approvals”).

E.  Issuance of the Securities; Registration.  The Securities when issued and paid for in accordance with the applicable Transaction Documents, will be duly authorized and validly issued, fully paid and nonassessable, free and clear of all Liens imposed by the Company other than restrictions on transfer provided for in the Transaction Documents.  The Company will reserve from its duly authorized capital stock the maximum number of shares of Common Stock issuable pursuant to the Transaction Documents.  The issuance by the Company of the Securities has been registered under the Securities Act and all of the Securities are freely transferable and tradable by the Purchasers without restriction (other than any restrictions arising solely from an act or omission of a Purchaser).  The Securities are being issued pursuant to the Registration Statement and the issuance of the Securities has been registered by the Company under the Securities Act.  The Registration Statement is effective and available for the issuance of the Securities thereunder and the Company has not received any notice that the Commission has issued or intends to issue a stop-order with respect to the Registration Statement or that the Commission otherwise has suspended or withdrawn the effectiveness of the Registration Statement, either temporarily or permanently, or intends or has threatened in writing to do so.  The “Plan of Distribution” section under the Registration Statement permits the issuance and sale of the Securities hereunder.  Upon receipt of the Securities, the Purchasers will have good title to such Securities and the Shares will be listed on the “Trading Market” (which, for purposes of this Agreement shall mean the Nasdaq Capital Market).

F.  Capitalization.  The capitalization of the Company is as set forth in the Prospectus Supplement.  The Company has not issued any capital stock since its most recently filed report under the Exchange Act, other than pursuant to the exercise of employee stock options under the Company’s stock option plans, the issuance of shares of Common Stock to employees pursuant to the Company’s employee stock purchase plan and pursuant to the conversion or exercise of securities exercisable, exchangeable or convertible into Common Stock (“Common Stock Equivalents”), other than in connection with the acquisition of Ester Neurosciences Limited (the “Ester Acquisition”), an Israeli company, and any related fees, pursuant to the Stock Purchase Agreement dated December [  ], 2007 among the Company and the other parties named therein.  Except as disclosed the SEC Reports, the Registration Statement, the Base Prospectus, the Prospectus Supplement or any Time of Sale Prospectus, no Person has any right of first refusal, preemptive right, right of participation, or any similar right to participate in the transactions contemplated by the Transaction Documents.  Except as a result of the purchase and sale of the Securities or as described above or in the SEC Reports, the Registration Statement, the Base Prospectus, the Prospectus Supplement or any Time of Sale Prospectus, and except for the transactions listed on Schedule B attached hereto, there are no outstanding options, warrants, script rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities, rights or obligations convertible into or exercisable or exchangeable for, or giving any Person any right to subscribe for or acquire, any shares of Common Stock, or contracts, commitments, or agreements by which the Company or any Subsidiary is or may become bound to issue additional shares of Common Stock or Common Stock Equivalents.  The issuance and sale of the Securities will not result in a right of any holder of Company securities to adjust the exercise, conversion, exchange or reset price under such securities. All of the outstanding shares of capital stock of the Company are validly issued, fully paid and nonassessable, have been issued in compliance with all applicable securities laws, and none of such outstanding shares was issued in violation of any preemptive rights or similar rights to subscribe for or purchase securities.  There are no stockholders agreements, voting agreements or other similar agreements with respect to the Company’s capital stock to which the Company is a party or, to the knowledge of the Company, between or among any of the Company’s stockholders.

G.  SEC Reports; Financial Statements.  The Company has complied in all material respects with requirements to file all reports, schedules, forms, statements and other documents required to be filed by it under the Securities Act and the Exchange Act, including pursuant to Section 13(a) or 15(d) thereof, for the two years preceding the date hereof (or such shorter period as the Company was required by law to file such material) (the foregoing materials, including the exhibits thereto and documents incorporated by reference therein, being collectively referred to herein as the “SEC Reports”) on a timely basis or has received a valid extension of such time of filing and has filed any such SEC Reports prior to the expiration of any such extension.  As of their respective dates, the SEC Reports complied in all material respects with the requirements of the Securities Act and the Exchange Act and the rules and regulations of the Commission promulgated thereunder, and none of the SEC Reports, when filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.  The financial statements of the Company included in the SEC Reports comply in all material respects with applicable accounting requirements and the rules and regulations of the Commission with respect thereto as in effect at the time of filing.  Such financial statements have been prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis during the periods involved (the financial statements are prepared under U.K. GAAP and reconciled to U.S. GAAP), except as may be otherwise specified in such financial statements or the notes thereto and except that unaudited financial statements may not be reconciled to U.S. GAAP or contain all footnotes required by GAAP, and fairly present in all material respects the financial position of the Company and its consolidated subsidiaries as of and for the dates thereof and the results of operations and cash flows for the periods then ended, subject, in the case of unaudited statements, to normal, immaterial, year-end audit adjustments.

H.  Material Changes; Undisclosed Events, Liabilities or Developments.  Since the date of the latest audited financial statements included within the SEC Reports, except as specifically disclosed in the SEC Reports, (i) there has been no event, occurrence or development that has had or that could reasonably be expected to result in a Material Adverse Effect, (ii) the Company has not incurred any liabilities (contingent or otherwise) other than (A) trade payables and accrued expenses incurred in the ordinary course of business consistent with past practice and (B) liabilities not required to be reflected in the Company’s financial statements pursuant to GAAP or required to be disclosed in filings made with the Commission, (iii) the Company has not altered its method of accounting, (iv) the Company has not declared or made any dividend or distribution of cash or other property to its stockholders or purchased, redeemed or made any agreements to purchase or redeem any shares of its capital stock and (v) the Company has not issued any equity securities to any officer, director or “Affiliate” (defined as any Person that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with a Person, as such terms are used in and construed under Rule 144 under the Securities Act), except pursuant to existing Company stock option plans and other than financing by the Company for cash with third parties in which such officers, directors or Affiliates may have participated on terms no more favorable to those given to such third parties.  Except for the issuance of the Securities contemplated by this Agreement, no event, liability or development has occurred or exists with respect to the Company or its Subsidiaries or their respective business, properties, operations or financial condition, that would be required to be disclosed by the Company under applicable securities laws at the time this representation is made that has not been publicly disclosed at least 1 Trading Day prior to the date that this representation is made.

I.  Litigation.  Except as disclosed in the SEC Reports, the Registration Statement, the Base Prospectus, the Prospectus Supplement or any Time of Sale Prospectus, there is no action, suit, inquiry, notice of violation, Proceeding or investigation pending or, to the knowledge of the Company, threatened against or affecting the Company, any Subsidiary or any of their respective properties before or by any court, arbitrator, governmental or administrative agency or regulatory authority (federal, state, county, local or foreign) (collectively, an “Action”) which (i) adversely affects or challenges the legality, validity or enforceability of any of the Transaction Documents or the Securities or (ii) could, if there were an unfavorable decision, reasonably be expected to result in a Material Adverse Effect.  Neither the Company nor any Subsidiary, nor any director or officer thereof, is or has been the subject of any Action involving a claim of violation of or liability under federal or state securities laws or a claim of breach of fiduciary duty.  Except as disclosed in the SEC Reports, the Registration Statement, the Base Prospectus, the Prospectus Supplement or any Time of Sale Prospectus, there has not been, and to the knowledge of the Company, there is not pending or contemplated, any investigation by the Commission involving the Company or any current or former director or officer of the Company regarding the business, operations, activities or securities of the Company.  The Commission has not issued any stop order or other order suspending the effectiveness of any registration statement filed by the Company or any Subsidiary under the Exchange Act or the Securities Act.  The Company and its Subsidiaries are in compliance with all U.S. federal, state, local and foreign laws and regulations relating to employment and employment practices, terms and conditions of employment and wages and hours, except where the failure to be in compliance could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

J.  Labor Relations.  Except as disclosed in the SEC Reports, the Registration Statement, the Base Prospectus, the Prospectus Supplement or any Time of Sale Prospectus, no material labor dispute exists or, to the knowledge of the Company, is imminent with respect to any of the employees of the Company which could reasonably be expected to have a Material Adverse Effect.

K.  Compliance.  Neither the Company nor any Subsidiary (i) is in default under or in violation of (and no event has occurred that has not been waived that, with notice or lapse of time or both, would result in a default by the Company or any Subsidiary under), nor has the Company or any Subsidiary received notice of a claim that it is in default under or that it is in violation of, any indenture, loan or credit agreement or any other agreement or instrument to which it is a party or by which it or any of its properties is bound, (ii) is in violation of any order of any court, arbitrator or governmental body, or (iii) is or has been in violation of any statute, rule or regulation of any governmental authority, including without limitation all foreign, federal, state and local laws applicable to its business and all such laws that affect the environment, except in each case as could reasonably be expected to not have a Material Adverse Effect.

L.  Regulatory Permits.  Except as disclosed in the SEC Reports, the Registration Statement, the Base Prospectus, the Prospectus Supplement or any Time of Sale Prospectus, the Company and the Subsidiaries possess all certificates, authorizations and permits issued by the appropriate federal, state, local or foreign regulatory authorities necessary to conduct their respective businesses as described in the SEC Reports (“Material Permits”), except where the failure to possess such permits could not reasonably be expected to have in a Material Adverse Effect, and neither the Company nor any Subsidiary has received any notice of proceedings relating to the revocation or modification of any Material Permit which revocation or modification could reasonably be expected to have a Material Adverse Effect.

M.  Title to Assets.  The Company and the Subsidiaries have good and marketable title in fee simple to all real property owned by them that is material to the business of the Company and the Subsidiaries and good and marketable title in all personal property owned by them that is material to the business of the Company and the Subsidiaries, in each case free and clear of all Liens, except for Liens as do not materially affect the value of such property and do not materially interfere with the use made and proposed to be made of such property by the Company and the Subsidiaries and Liens for the payment of federal, state or other taxes, the payment of which is neither delinquent nor subject to penalties.  Any real property and facilities held under lease by the Company and the Subsidiaries are held by them under valid, subsisting and enforceable leases of which the Company and the Subsidiaries are in compliance, except where such invalidity, failure to subsist, unenforceability or non-compliance would be deemed immaterial.

N.  Patents and Trademarks.  Except as disclosed in the SEC Reports, the Registration Statement, the Base Prospectus, the Prospectus Supplement or any Time of Sale Prospectus or as could not reasonably be expected to have a Material Adverse Effect, (A) the Company and the Subsidiaries have, or have rights to use, all patents, patent applications, trademarks, trademark applications, service marks, trade names, trade secrets, inventions, copyrights, licenses and other similar intellectual property rights necessary or material for use in connection with their respective businesses as described in the SEC Reports (collectively, the “Intellectual Property Rights”); (B) neither the Company nor any Subsidiary has received a written notice that the Intellectual Property Rights used by the Company or any Subsidiary violates or infringes upon the rights of any Person; (C) to the knowledge of the Company, all such Intellectual Property Rights are valid and there is no existing infringement by another Person of any of the Intellectual Property Rights; and (D) the Company and its Subsidiaries have taken reasonable security measures to protect the secrecy, confidentiality and value of all of their intellectual properties.

O.  Insurance.  The Company and the Subsidiaries are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as are prudent and customary in the businesses in which the Company and the Subsidiaries are engaged, including, but not limited to, directors and officers insurance coverage at least equal to the aggregate subscription amount under the Transaction Documents.  To the knowledge of the Company, such insurance contracts and policies are accurate and complete.  Neither the Company nor any Subsidiary has any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business without a significant increase in cost.

P.  Transactions With Affiliates and Employees.  Except as set forth in the SEC Reports, none of the officers or directors of the Company and, to the knowledge of the Company, none of the employees of the Company is presently a party to any transaction with the Company or any Subsidiary (other than for services as employees, officers and directors), including any contract, agreement or other arrangement providing for the furnishing of services to or by, providing for rental of real or personal property to or from, or otherwise requiring payments to or from any officer, director or such employee or, to the knowledge of the Company, any entity in which any officer, director, or any such employee has a substantial interest or is an officer, director, trustee or partner, other than (i) for payment of salary or consulting fees for services rendered, (ii) reimbursement for expenses incurred on behalf of the Company and (iii) for other employee benefits, including stock option agreements under any stock option plan of the Company.

Q.  Sarbanes-Oxley.  To the Company’s knowledge, after due inquiry, the Company is in material compliance with all provisions of the Sarbanes-Oxley Act of 2002 which are applicable to it as of the date hereof and of the closing date of the Placement.

R.  Certain Fees.  Except as otherwise provided in this Agreement and except for fees payable to Dominick & Dominick LLC, J & E Davy and ProSeed Capital Holdings CVA pursuant to separate agreements therewith, no brokerage or finder’s fees or commissions are or will be payable by the Company to any broker, financial advisor or consultant, finder, placement agent, investment banker, bank or other Person with respect to the transactions contemplated by the Transaction Documents.  The Purchasers shall have no obligation with respect to any fees or with respect to any claims made by or on behalf of other Persons for fees of a type contemplated in this Section that may be due in connection with the transactions contemplated by the Transaction Documents.

S.  Trading Market Rules.  The issuance and sale of the Securities hereunder does not contravene the rules and regulations of the Trading Market.

T.  Investment Company.  The Company is not, and is not an Affiliate of, and immediately after receipt of payment for the Securities, will not be or be an Affiliate of, an “investment company” within the meaning of the Investment Company Act of 1940, as amended.  The Company shall conduct its business in a manner so that it will not become subject to the Investment Company Act.

U.  Registration Rights.  Except as has been disclosed in the SEC Reports, the Registration Statement, the Base Prospectus, the Prospectus Supplement or any Time of Sale Prospectus, except in connection with the Ester Acquisition and related fees, and except the Neurostat Pharmaceuticals Inc. and Strategic Pharmaceutical Solutions Warrants listed on Schedule B, no Person has any right to cause the Company to effect the registration under the Securities Act of any securities of the Company.

V.  Listing and Maintenance Requirements.  The Company’s Common Stock is registered pursuant to Section 12(b) or 12(g) of the Exchange Act, and the Company has taken no action designed to, or which to its knowledge is likely to have the effect of, terminating the registration of the Common Stock under the Exchange Act nor has the Company received any notification that the Commission is contemplating terminating such registration.  Except as has been disclosed in the SEC Reports, the Registration Statement, the Base Prospectus, the Prospectus Supplement or any Time of Sale Prospectus, the Company has not, in the 12 months preceding the date hereof, received notice from any Trading Market on which the Common Stock is or has been listed or quoted to the effect that the Company is not in compliance with the listing or maintenance requirements of such Trading Market.

W.  Application of Takeover Protections.  The Company and its Board of Directors have taken all necessary action, if any, in order to render inapplicable any control share acquisition, business combination, poison pill (including any distribution under a rights agreement) or other similar anti-takeover provision under the Company’s Certificate of Incorporation (or similar charter documents) or the laws of its state of incorporation that is or could become applicable to the Purchasers as a result of the Purchasers and the Company fulfilling their obligations or exercising their rights under the Transaction Documents, including without limitation as a result of the Company’s issuance of the Securities and the Purchasers’ ownership of the Securities.

X.  Solvency.  As described in the Company’s press release (dated November 30) setting out the Company’s third quarter financial results, at September 30, 2007 the Company had cash of $20.7 million.  Based on current business activities, the Company forecasts having sufficient cash to fund the group’s operating activities into September 2008.  Based on the financial condition of the Company as of the Closing Date after giving effect to the receipt by the Company of the proceeds from the sale of the Securities hereunder, (i) the Company’s fair saleable value of its assets exceeds the amount that will be required to be paid on or in respect of the Company’s existing debts and other liabilities (including known contingent liabilities but excluding contingent liabilities relating to completed acquisitions including the acquisition of Laxdale Limited, Ester Neurosciences Limited, the rights to an oral formulation of apomorphine and the rights to a nanocrystal nasal formulation of lorazepam) as they mature and (ii) the current cash flow of the Company, together with the proceeds the Company would receive, were it to liquidate all of its assets, after taking into account all anticipated uses of the cash, would be sufficient to pay all amounts on or in respect of its debt when such amounts are required to be paid.  The Company does not intend to incur debts beyond its ability to pay such debts as they mature (taking into account the timing and amounts of cash to be payable on or in respect of its debt).  The Company has no knowledge of any facts or circumstances which lead it to believe that it will file for reorganization or liquidation under the bankruptcy or reorganization laws of any jurisdiction within one year from the Closing Date.  The SEC Reports set forth as of the dates thereof all outstanding secured and unsecured Indebtedness of the Company or any Subsidiary, or for which the Company or any Subsidiary has commitments.  For the purposes of this Agreement, “Indebtedness” shall mean (a) any liabilities for borrowed money or amounts owed in excess of $50,000 (other than trade accounts payable incurred in the ordinary course of business), (b) all guaranties, endorsements and other contingent obligations in respect of Indebtedness of others, whether or not the same are or should be reflected in the Company’s balance sheet (or the notes thereto), except guaranties by endorsement of negotiable instruments for deposit or collection or similar transactions in the ordinary course of business; and (c) the present value of any lease payments in excess of $50,000 due under leases required to be capitalized in accordance with GAAP.  Neither the Company nor any Subsidiary is in default with respect to any Indebtedness.

Y.  Tax Status.  Except for matters that would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect, the Company and each Subsidiary has filed all material, applicable income and franchise tax returns and has paid or accrued all taxes shown as due thereon (and other than those being contested in good faith and for which adequate reserves have been provided), and the Company has no knowledge of a tax deficiency which has been asserted or threatened against the Company or any Subsidiary.

Z.  Foreign Corrupt Practices.  Neither the Company, nor to the knowledge of the Company, any agent or other person acting on behalf of the Company, has (i) directly or indirectly, used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses related to foreign or domestic political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees or to any foreign or domestic political parties or campaigns from corporate funds, (iii) failed to disclose fully any contribution made by the Company (or made by any person acting on its behalf of which the Company is aware) which is  in violation of law, or (iv) violated in any material respect any provision of the Foreign Corrupt Practices Act of 1977, as amended.

AA.  Accountants.  The Company’s accountants are PricewaterhouseCoopers LLP.  To the knowledge of the Company, such accountants, who the Company expects will express their opinion with respect to the financial statements to be included in the Company’s next Annual Report on Form 20-F, are a registered public accounting firm as required by the Securities Act.

BB.  Regulation M Compliance.  Except as has been disclosed in the SEC Reports, the Registration Statement, the Base Prospectus, the Prospectus Supplement or any Time of Sale Prospectus, the Company has not, and to its knowledge no one acting on its behalf has, in connection with the transactions contemplated by each of the Transaction Documents, (i) taken, directly or indirectly, any action designed to cause or to result in the stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of any of the Securities, (ii) sold, bid for, purchased, or, paid any compensation for soliciting purchases of, any of the Securities (other than for the placement agent’s placement of the Securities), or (iii) paid or agreed to pay to any person any compensation for soliciting another to purchase any other securities of the Company.

CC.  Approvals.  The issuance and listing on the NASDAQ Capital Market of the Shares requires no further approvals, including but not limited to, the approval of shareholders.

DD.  FINRA Affiliations.  There are no affiliations with any Financial Industry Regulatory Authority (“FINRA”) member firm among the Company’s officers, directors or, to the knowledge of the Company, any five percent (5%) or greater stockholder of the Company.

IV.  INDEMNIFICATION. The Company agrees to the indemnification and other agreements set forth in the Indemnification Provisions (the “Indemnification”) attached hereto as Addendum A, the provisions of which are incorporated herein by reference and shall survive the termination or expiration of this Agreement.

V.  ENGAGEMENT TERM.  R&R’s engagement hereunder will be for the period of 60 days.  The engagement may be terminated by either the Company or R&R at any time upon 10 days’ written notice, provided that the Company shall not give any such notice for a period of 20 days after the date hereof.  Notwithstanding anything to the contrary contained herein, the provisions concerning confidentiality, indemnification, contribution, limitation on liability and the Company’s obligations to pay fees and reimburse expenses contained herein and the Company’s obligations contained in the Indemnification Provisions will survive any expiration or termination of this Agreement.  R&R agrees not to use any confidential information concerning the Company provided to them by the Company for any purposes other than those contemplated under this Agreement.

VI.  R&R INFORMATION.  The Company agrees that any information or advice rendered by R&R in connection with this engagement is for the confidential use of the Company only in their evaluation of the Placement and, except as otherwise required by law, regulation or court order, the Company will not disclose or otherwise refer to the advice or information in any manner without R&R’s prior written consent.

VII.  NO FIDUCIARY RELATIONSHIP.  This Agreement does not create, and shall not be construed as creating rights enforceable by any person or entity not a party hereto, except those entitled hereto by virtue of the Indemnification Provisions hereof.  The Company acknowledges and agrees that R&R is not and shall not be construed as a fiduciary of the Company and shall have no duties or liabilities to the equity holders or the creditors of the Company or any other person by virtue of this Agreement or the retention of R&R hereunder, all of which are hereby expressly waived.

VIII.  CLOSING.  The obligations of the Placement Agent and the Purchasers, and the closing of the sale of the Securities hereunder are subject to the accuracy, when made and on the Closing Date, of the representations and warranties on the part of the Company contained herein, to the accuracy of the statements of the Company made in any certificates pursuant to the provisions hereof, to the performance by the Company of their obligations hereunder, and to each of the following additional terms and conditions:

A.  No stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the Commission, and any request for additional information on the part of the Commission (to be included in the Registration Statement, the Base Prospectus or the Prospectus Supplement or otherwise) shall have been complied with to the reasonable satisfaction of the Placement Agent.  Any filings required to be made by the Company in  connection with the Placement shall have been timely filed with the Commission.

B.  The Placement Agent shall not have discovered and disclosed to the Company on or prior to the Closing Date that the Prospectus Supplement or any amendment or supplement thereto contains an untrue statement of a fact which, in a written opinion of counsel for the Placement Agent (which opinion is provided to the Company at the Company’s request), is material or omits to state any fact which, in a written opinion of such counsel, is material and is required to be stated therein or is necessary, in light of the circumstances under which they were made, to make the statements therein not misleading.

C.  All corporate proceedings and other legal matters incident to the authorization, form, execution, delivery and validity of each of this Agreement, the Securities, the Registration Statement, the Base Prospectus and the Prospectus Supplement and all other legal matters relating to this Agreement and the transactions contemplated hereby shall be reasonably satisfactory in all material respects to counsel for the Placement Agent, and the Company shall have furnished to such counsel all documents and information that they may reasonably request to enable them to pass upon such matters.

D.  The Placement Agent shall have received from outside counsel to the Company such counsel’s written opinion, addressed to the Placement Agent and the Purchasers dated as of the Closing Date, in form and substance reasonably satisfactory to the Placement Agent, and a “10b-5” statement from such counsel.

E.  (i) Neither the Company nor any of its Subsidiaries shall have sustained since the date of the latest audited financial statements included or incorporated by reference in the Base Prospectus, any loss or interference with its business from fire, explosion, flood, terrorist act or other calamity, whether or not covered by insurance, or from any labor dispute or court or governmental action, order or decree, otherwise than as set forth in or contemplated by the Prospectus Supplement and (ii) since such date there shall not have been any change in the capital stock or long-term debt of the Company or any of its Subsidiaries or any change, or any development involving a prospective change, in or affecting the business, assets, financial position, or results of operations of the Company and its Subsidiaries, otherwise than as set forth in or contemplated by the Prospectus Supplement, the effect of which, in any such case described in clause (i) or (ii), is, in the judgment of the Placement Agent, so material and adverse as to make it impracticable or inadvisable to proceed with the sale or delivery of the Securities on the terms and in the manner contemplated by the Base Prospectus, the Time of Sale Prospectus, if any, and the Prospectus Supplement.

F.  The Common Stock is registered under the Exchange Act and, as of the Closing Date, the Shares shall be listed and admitted and authorized for trading on the Nasdaq Capital Market, and satisfactory evidence of such actions shall have been provided to the Placement Agent.  The Company shall have taken no action designed to, or intended to have the effect of terminating the registration of the Common Stock under the Exchange Act or delisting or suspending from trading the Common Stock from the Nasdaq Capital Market, provided that no representation is made with respect to the Company’s oral or written communications with Nasdaq Capital Market, made in good faith, in connection with the Company’s efforts to maintain its listing on the Nasdaq Capital Market.  Except as has been disclosed in the SEC Reports, the Registration Statement, the Base Prospectus, the Prospectus Supplement or any Time of Sale Prospectus, the Company has not received any written information suggesting that the Commission or the Nasdaq National Market is contemplating terminating such registration or listing.

G.  Subsequent to the execution and delivery of this Agreement, there shall not have occurred any of the following: (i) trading in securities generally on the New York Stock Exchange, the Nasdaq Global Select Market, the Nasdaq Global Market, the Nasdaq Capital Market or the American Stock Exchange or in the over-the-counter market, or trading in any securities of the Company on any exchange or in the over-the-counter market, shall have been suspended or minimum or maximum prices or maximum ranges for prices shall have been established on any such exchange or such market by the Commission, by such exchange or by any other regulatory body or governmental authority having jurisdiction, (ii) a banking moratorium shall have been declared by federal or state authorities or a material disruption has occurred in commercial banking or securities settlement or clearance services in the United States, (iii) the United States shall have become engaged in hostilities in which it is not currently engaged, the subject of an act of terrorism, there shall have been an escalation in hostilities involving the United States, or there shall have been a declaration of a national emergency or war by the United States, or (iv) there shall have occurred any other calamity or crisis or any change in general economic, political or financial conditions in the United States or elsewhere, if the effect of any such event in clause (iii) or (iv) makes it, in the reasonable judgment of the Placement Agent, impracticable or inadvisable to proceed with the sale or delivery of the Securities on the terms and in the manner contemplated by the Base Prospectus and the Prospectus Supplement.

H.  No action shall have been taken and no statute, rule, regulation or order shall have been enacted, adopted or issued by any governmental agency or body which would, as of the Closing Date, prevent the issuance or sale of the Securities or materially and adversely affect or potentially and adversely affect the business or operations of the Company; and no injunction, restraining order or order of any other nature by any federal or state court of competent jurisdiction shall have been issued as of the Closing Date which would prevent the issuance or sale of the Securities or materially and adversely affect or potentially and adversely affect the business or operations of the Company.

I.  The Company shall have prepared and filed with the Commission a Report of Foreign Private Issuer on Form 6-K with respect to the Placement, including as an exhibit thereto this Agreement.

J.  The Company shall have entered into subscription agreements with each of the Purchasers and such agreements shall be in full force and effect and shall contain representations and warranties of the Company as agreed between the Company and the Purchasers.

K.  FINRA shall have raised no objection to the fairness and reasonableness of the terms and arrangements of this Agreement.  In addition, the Company shall, if requested by the Placement Agent, make or authorize Placement Agent’s counsel to make on the Company’s behalf, an Issuer Filing with the Financial Industry Regulatory Authority, Inc. Corporate Financing Department pursuant to NASD Rule 2710 with respect to the Registration Statement and pay all filing fees required in connection therewith.

L.  Prior to the Closing Date, the Company shall have furnished to the Placement Agent such further information, certificates and documents as the Placement Agent may reasonably request.

M.  The Company and the Placement Agent shall consult with each other in issuing any other press releases with respect to the purchase and sale of the Securities hereunder, and neither the Company nor the Placement Agent shall issue any such press release or otherwise make any such public statement without the prior consent of the Company, with respect to any press release of the Placement Agent, or without the prior consent of the Placement Agent, with respect to any press release of the Company, which consent shall not unreasonably be withheld or delayed, except if such disclosure is required by law, in which case the disclosing party shall promptly provide the other party with prior (where feasible) notice of such public statement or communication; provided, that no such consent shall be required for any press release in which the description of the purchase and sale of the Securities is limited to those terms as are already in the public domain.

N.  All opinions, letters, evidence and certificates mentioned above or elsewhere in this Agreement shall be deemed to be in compliance with the provisions hereof only if they are in form and substance reasonably satisfactory to counsel for the Placement Agent.

IX.  GOVERNING LAW; ASSIGNMENT.  This Agreement will be governed by, and construed in accordance with, the laws of the State of New York applicable to agreements made and to be performed entirely in such State.  This Agreement may not be assigned by either party without the prior written consent of the other party.  This Agreement shall be binding upon and inure to the benefit of the parties hereto, and their respective successors and permitted assigns. Any right to trial by jury with respect to any dispute arising under this Agreement or any transaction or conduct in connection herewith is waived.  Any dispute arising under this Agreement may be brought into the courts of the State of New York or into the Federal Court located in New York, New York and, by execution and delivery of this Agreement, the Company hereby accepts for itself and in respect of its property, generally and unconditionally, the jurisdiction of aforesaid courts.  Each party hereto hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by delivering a copy thereof via overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof.  Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. If either party shall commence an action or proceeding to enforce any provisions of a Transaction Document, then the prevailing party in such action or proceeding shall be reimbursed by the other party for its attorneys fees and other costs and expenses incurred with the investigation, preparation and prosecution of such action or proceeding.

X.  ENTIRE AGREEMENT/MISC.  This Agreement (including the attached Indemnification Provisions) embodies the entire agreement and understanding between the parties hereto and supersedes all prior agreements and understandings relating to the subject matter hereof.  If any provision of this Agreement is determined to be invalid or unenforceable in any respect, such determination will not affect such provision in any other respect or any other provision of this Agreement, which will remain in full force and effect.  This Agreement may not be amended or otherwise modified or waived except by an instrument in writing signed by both R&R and the Company.  The representations, warranties, agreements and covenants contained herein shall survive the closing of the Placement and delivery and/or exercise of the Securities, as applicable.  This Agreement may be executed in two or more counterparts, all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party, it being understood that both parties need not sign the same counterpart.  In the event that any signature is delivered by facsimile transmission or a .pdf format file, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile signature page were an original thereof.

XI.  NOTICES.  Any and all notices or other communications or deliveries required or permitted to be provided hereunder shall be in writing and shall be deemed given and effective on the earliest of (a) the date of transmission, if such notice or communication is delivered via facsimile at the facsimile number specified on the signature pages attached hereto prior to 6:30 p.m. (New York City time) on a business day, (b) the next business day after the date of transmission, if such notice or communication is delivered via facsimile at the facsimile number on the signature pages attached hereto on a day that is not a business day or later than 6:30 p.m. (New York City time) on any business day, (c) the business day following the date of mailing, if sent by U.S. nationally recognized overnight courier service, or (d) upon actual receipt by the party to whom such notice is required to be given.  The address for such notices and communications shall be as set forth on the signature pages hereto.

[Signature Page Follows]

Please confirm that the foregoing correctly sets forth our agreement by signing and returning to R&R the enclosed copy of this Agreement.

                                                                Very truly yours,

                                                                RODMAN & RENSHAW, LLC

                                                                By:  /s/ Jonn Borer
                                                                                                                                                                                                        Name:  John Borer
                                                                        Title:  Senior Managing Director

                                                                                                                                                                                                        Address for notice:
                                                                                                        1270 Avenue of the Americas, 16th Floor
                                                                                                        New York, NY,  10020

Accepted and Agreed to as of
the date first written above:

AMARIN CORPORATION PLC

By:   Alan Cooke
         Name:/s/ Alan Cooke
         Title: President/CFO

Address for notice:
Amarin Corporation plc
7 Curzon Street
London W1J 5HG, England

ADDENDUM A

INDEMNIFICATION PROVISIONS

In connection with the engagement of Rodman & Renshaw, LLC (“R&R”) by Amarin Corporation plc (the “Company”) pursuant to a letter agreement dated December 3, 2007, between the Company and R&R, as it may be amended from time to time in writing (the “Agreement”), the Company hereby agrees as follows:

1.
(A)  To the extent permitted by law, the Company will indemnify R&R and its affiliates, and their respective stockholders, directors, officers, employees and controlling persons (within the meaning of Section 15 of the Securities Act of 1933, as amended, or Section 20 of the Securities Exchange Act of 1934) against all losses, claims, damages, expenses and liabilities, as the same are incurred (including the reasonable fees and expenses of counsel), relating to or arising out of its activities hereunder or pursuant to the Agreement, except to the extent that any losses, claims, damages, expenses or liabilities (or actions in respect thereof) are found in a final judgment (not subject to appeal) by a court of law to have resulted primarily and directly from R&R’s bad faith, willful misconduct or gross negligence in performing the services described herein ; provided that the foregoing indemnity agreement shall not apply to any loss, claim, damage, expense or liability arising out of or based upon any untrue statement or alleged untrue statement or omission or alleged omission made in reliance upon and in conformity with written information furnished to the Company by the R&R expressly for use in the Registration Statement, Base Prospectus, the Prospectus Supplement or the Time of Sale Prospectus.

(B)  To the extent permitted by law, R&R and its affiliates will indemnify, and will cause any sub-placement agent or selected dealer to indemnify, the Company and its stockholders, directors, officers, employees and controlling persons (within the meaning of Section 15 of the Securities Act of 1933, as amended, or Section 20 of the Securities Exchange Act of 1934) against all losses, claims, damages, expenses and liabilities, as the same are incurred (including the reasonable fees and expenses of counsel), relating to or arising out of its activities hereunder or pursuant to the Agreement insofar as such loss, claim, damage, expense or liability arises out of or is based upon any untrue statement or alleged untrue statement of a material fact contained in and in conformity with information concerning the Placement Agent furnished in writing by or on behalf of the Placement Agent to the Company expressly for use in any amendment to the Registration Statement or the Prospectus Supplement or any Time of Sale Prospectus, or arises out of or is based upon any omission or alleged omission to state a material fact in connection with such information required to be stated in such Registration Statement, the Disclosure Package or such Prospectus or necessary to make such information not misleading.

2.
Promptly after receipt by an indemnified party of notice of any claim or the commencement of any action or proceeding with respect to which such indemnified party is entitled to indemnity hereunder, such indemnified party will notify the indemnifying party in writing of such claim or of the commencement of such action or proceeding, and the indemnifying party will assume the defense of such action or proceeding and will employ counsel reasonably satisfactory to an indemnified party and will pay the reasonable fees and expenses of such counsel.  Notwithstanding the preceding sentence, such indemnified party will be entitled to employ counsel separate from counsel for the Company and from any other party in such action if counsel for an indemnified party reasonably determines that it would be inappropriate under the applicable rules of professional responsibility for the same counsel to represent both the Company and R&R.  In such event, the reasonable fees and disbursements of no more than one such separate counsel will be paid by the indemnifying party.  The indemnifying party will have the exclusive right to settle the claim or proceeding, provided that the indemnifying party will not settle any such claim, action or proceeding without the prior written consent of the indemnified party, which will not be unreasonably withheld.

3.
The indemnifying party agrees to notify the indemnified party promptly of the assertion against it of any claim or the commencement of any action or proceeding relating to a transaction contemplated by the Agreement.

4.
If for any reason the foregoing indemnity is unavailable to an indemnified party or insufficient to hold such indemnified party harmless (other than as a result of the limitations thereon set forth in paragraph 1 above), then the indemnifying party shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages or liabilities in such proportion as is appropriate to reflect not only the relative benefits received by the indemnified party on the one hand and by the indemnified on the other, but also the relative fault of the indemnifying party on the one hand and the indemnified party on the other that resulted in such losses, claims, damages or liabilities, as well as any relevant equitable considerations.  The amounts paid or payable by a party in respect of losses, claims, damages and liabilities referred to above shall be deemed to include any legal or other fees and expenses incurred in defending any litigation, proceeding or other action or claim.  Notwithstanding the provisions hereof, R&R’s share of the liability hereunder shall not be in excess of the amount of fees actually received, or to be received, by R&R under the Agreement (excluding any amounts received as reimbursement of expenses incurred by R&R).

5.
These Indemnification Provisions shall remain in full force and effect whether or not the transaction contemplated by the Agreement is completed and shall survive the termination of the Agreement, and shall be in addition to any liability that the indemnifying any might otherwise have to any indemnified party under the Agreement or otherwise.

                      RODMAN & RENSHAW, LLC

                                                                  By:    /s/ John Borer
                                                                            Name:  John Borer
                                                                            Title:  Senior Managing Director

Accepted and Agreed to as of
the date first written above:

AMARIN CORPORATION PLC

By:  /s/ Alan Cooke
         Name: Alan Cooke
         Title:  President, CFO

SCHEDULE A

Roswell
Fort Mason
Midsummer
Vision
Sandel
Centercourt
Southridge
Special Situation
SCO
Potomac
Perceptive
Micro Capital
Sterling Johnson

SCHEDULE B

1.	175,000 Warrants were granted to Neurostat Pharmaceuticals Inc. with an exercise price of $1.79 per ordinary share, subject to adjustment pursuant to the terms of the Warrants.

2.	10,000 Warrants were approved to Strategic Pharmaceutical Solutions but the exact terms have not yet been finalized for issuance.